Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company and Haidian SAOMC (each as a Limited Partner) intend to enter into the Partnership Agreement with China Life Properties and Zhongguancun Technology Services (each as a General Partner) by 31 October 2020 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB5,002,000,000, of which RMB4,750,000,000 shall be contributed by the Company. China Life Capital will serve as the manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company and Haidian SAOMC (each as a Limited Partner) intend to enter into the Partnership Agreement with China Life Properties and Zhongguancun Technology Services (each as a General Partner) by 31 October 2020 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB5,002,000,000, of which RMB4,750,000,000 shall be contributed by the Company. China Life Capital will serve as the manager of the Partnership.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partners: China Life Properties (the managing partner) and Zhongguancun Technology Services

•	Limited Partners: the Company and Haidian SAOMC

Capital Contribution and its Payment

The total capital contribution by all partners of the Partnership shall be RMB5,002,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage

China Life Properties	General Partner	RMB1,000,000	0.020%

Zhongguancun Technology Services	General Partner	RMB1,000,000	0.020%

The Company	Limited Partner	RMB4,750,000,000	94.962%

Haidian SAOMC	Limited Partner	RMB250,000,000	4.998%

All partners shall make their capital contribution according to the requirements specified in the demand note issued by the manager for payment of the capital contribution. The manager shall issue the demand note for payment of the capital contribution to all partners at least 20 business days in advance.

The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Term of the Partnership

The Partnership shall have a term of eight years from the date of completion of initial payment by all partners. The period of three years from the date of completion of initial payment by all partners shall be the investment period of the Partnership, and the remaining period upon expiry of the investment period shall be the disposal period of the Partnership. If the Partnership has not completed the disposal of all investment projects before the expiry of the disposal period, the term of the Partnership may be extended for a maximum of four years, subject to the approval of the investment decision committee.

Management

China Life Properties, the General Partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. China Life Capital will serve as the manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to the manager in relation to such services each year, which shall be shared by all the Limited Partners. The amount of the annual management fee shall be 0.5% of the paid-in capital contribution of the Limited Partners.

The Partnership shall establish an investment decision committee comprising five members, of which, China Life Properties shall have the right to appoint two members and Zhongguancun Technology Services shall have the right to appoint three members. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Partnership and its exit from investment projects.

The Partnership shall establish an advisory committee comprising two members. Each of the Limited Partners shall have the right to appoint one member. The advisory committee shall be mainly responsible for dealing with any matters involving conflicts of interest between the Partnership and other funds managed by the manager.

Investment Targets and Requirements

The Partnership will primarily focus on education and scientific research, and commercial and office properties in Haidian District, Beijing with clear and complete titles and property rights that meet the requirements of investment for insurance funds.

Except for certain special projects, the amount of investment to be made by the Partnership in any single project shall be in principle no less than RMB500,000,000, and shall not exceed 50% of the total capital contribution by all partners of the Partnership and 70% of the appraisal value of such project.

Profit Distribution

Save for certain special circumstances, the distributable profits of the Partnership shall be distributed in the following order:

(a)

the Partnership shall make distributions to all the Limited Partners annually during the term of the Partnership, until each of them has obtained the profits calculated at an annual rate of return of 5.8% in respect of its paid-in capital contribution;

(b)

at the time of exit from any particular investment project, the Partnership shall make distributions to all partners, until each of them has recovered its paid-in capital contribution in such investment project;

(c)

the balance (if any) after the distributions under items (a) and (b) above shall be shared by Haidian SAOMC and Zhongguancun Technology Services after deducting all taxes and expenses to be undertaken by the Partnership.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partners shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will primarily focus on education and scientific research, and commercial and office properties in prime locations, such as Haidian District, Beijing. Through the Transaction, the Company is able to capitalize on the opportunities brought by the national strategy, and invest in assets in the areas of technology and innovation as well as research and development. The Transaction represents an important cooperation between the Company and Haidian District, Beijing in the space resources sector and the technology and innovation industry, and the parties expect to realize investment income and achieve mutual benefits through the cooperation in the form of fund.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the potential impact of the changes in macro-control policy, financial and taxation policy, industrial policy, laws and regulations, as well as the changes in economic cycle and competitive landscape of regional markets on the value of any projects invested by the Partnership, and (b) the operating risk arising from the management and operation by the General Partners and the manager of the assets of the Partnership.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

Established in November 1995, China Life Capital has a registered capital of RMB1,000 million and its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. As at 31 December 2019, the total assets of China Life Capital amounted to approximately RMB307.55 million, and its net assets amounted to approximately RMB261.56 million. For the year ended 31 December 2019, its operating revenue was approximately RMB88.75 million, and its net profit was approximately RMB29.33 million.

Established in August 2017, China Life Properties has a registered capital of RMB50 million and is primarily engaged in investment management, investment consulting and asset management. China Life Properties is positioned as the general partner of China Life Capital, with an aim to establish private equity funds in the form of limited partnership. As at 31 December 2019, the total assets of China Life Properties amounted to approximately RMB10.50 million, and its net assets amounted to approximately RMB10.50 million.

Established in February 2017, Zhongguancun Technology Services has a registered capital of RMB30 million and is primarily engaged in industrial operation and services. The ultimate controller of Zhongguancun Technology Services is Haidian SAOMC.

Established in June 2009, Haidian SAOMC is a whole people-owned enterprise, with a registered capital of RMB10 billion. It is an entity for the investment, financing and construction of important infrastructures and the operation of state-owned capital in Haidian District, Beijing, and its ultimate controller is the State- owned Assets Supervision and Administration Commission of the Haidian District People’s Government of Beijing Municipality.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Zhongguancun Technology Services, Haidian SAOMC and their ultimate beneficial owner are third parties independent of the Company and its connected persons.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Capital”	國壽資本投資有限公司(China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“China Life Properties”

國 壽 置 業 投 資 管 理 有 限 公 司 (China Life Properties Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“CLIC”	中國人壽保 險（ 集 團 ）公 司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner(s)”	the partner(s) in the Partnership with unlimited joint and several liability under the Partnership Agreement, being China Life Properties and Zhongguancun Technology Services

“Haidian SAOMC”	北京市海淀區國有資本經營管理中心 (Beijing Haidian State-owned Assets Operation and Management Center), a whole people-owned enterprise established under the laws of the PRC

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partner(s)”	the partner(s) in the Partnership with limited liability up to the amount of their respective capital contributions under the Partnership Agreement, being the Company and Haidian SAOMC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Partnership”

中關村科學城科技創新空間資源投資基 金（有限合夥）(Zhongguancun Science City Technological Innovation and Space Resources Investment Fund (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”

the partnership agreement to be entered into by the Company and Haidian SAOMC (each as a Limited Partner) with China Life Properties and Zhongguancun Technology Services (each as a General Partner) in respect of the Transaction

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

“Zhongguancun Technology Services”	北京中關村創業大街科技服務有限公司 (Beijing Zhongguancun Venture Street Technology Services Co., Ltd.), a company established under the laws of the PRC with limited liability

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 26 August 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie